Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of GPAQ Acquisition Holdings, Inc. on Form S-4 Amendment No. 3 (File No. 333-234655) of our report dated November 12, 2019, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of HOF Village LLC and Subsidiaries (the “Company”) as of December 31, 2018 and 2017 and for the years then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

February 14, 2020